September 27, 2024

Via Electronic Mail

Confidential

dlew@americafirst.fund

Mr. Dan Lew

Vice President

DSS AmericaFirst Funds

275 Wiregrass Parkway

West Henrietta, NY 14586

Re:

Regulatory Compliance Consulting Services Engagement Letter for DSS AmericaFirst

Funds (“DSS”)

Dear Dan,

It was a pleasure to speak with you to discuss the compliance program of your investment advisory firm. This engagement letter outlines our understanding of the assistance your firm seeks from LSCG, Inc., (“LSCG”). We appreciate this opportunity to serve your firm and look forward to working with you and your staff.

LSCG’s focus has been to provide consulting services and solutions to the financial services industry. LSCG understands the needs of a registered investment adviser, the business from your customer’s perspective, and the requirements from the front and back-office, finance, regulatory and risk management functions. We have a broad base of industry, risk, compliance, and relevant business experience available to assist you on this engagement. We are prepared to begin work immediately to perform the services and provide the deliverables outlined in this Engagement Letter.

Compliance Program for Investment Company Act of 1940

In accordance with Rule 38a-1 under the Investment Company Act of 1940, DSS is required to have internal programs to enhance compliance and prevent violations with the federal securities laws. DSS compliance personnel are responsible to oversee and administer its compliance program. In this regard, DSS must be able to test and verify that its policies and procedures are reasonably designed to the activities of the firm and its access and supervised persons are managed accordingly to achieve compliance with applicable securities laws and regulations.

Moreover, Rule 38a-1 requires that DSS review their internal programs and policies and procedures annually for their adequacy and the effectiveness of their implementation after the establishment of the compliance program has been completed.

Following these actions, an annual certification must be completed to verify that the firm has in place processes to establish, maintain, review, test and modify its internal programs as well as policies and procedures.

23824 Sanctuary Lakes Court | Bonita Springs FLA 34134 USA

516.286.6888 (mobile)
ssolano@lscginc.net

Mr. Dan Lew

September 27, 2024

Please respond with any questions.

Attachment

23824 Sanctuary Lakes Court | Bonita Springs FLA 34134 USA
516.286.6888 (mobile)
ssolano@lscginc.net

September 27, 2024

Via Electronic Mail

Confidential dlew@americafirst.fund

Mr. Dan Lew

Vice President

DSS AmericaFirst Funds

275 Wiregrass Parkway

West Henrietta, NY 14586

This letter shall serve to confirm our Agreement as follows:

1.

DSS AmericaFirst Funds (“Client”) hereby retains LSCG, Inc. (“LSCG”) effective as of October 1, 2024 to provide professional services related to the Engagement Letter (the “engagement”) dated October 1, 2024.

2.

Services shall begin on October 1, 2024 and shall continue through the end of the engagement unless earlier terminated by either party upon fifteen days prior written notice to the other party.

3.

As compensation for the services to be rendered by LSCG hereunder, Client shall pay LSCG $2,500 per month.

4.

Invoices are due and payable upon receipt. The name and address of the Client designee to receive and approve LSCG’s invoices is indicated on the signature page of this letter. LSCG reserves the right to defer rendering further services until payment is received on past-due invoices.

5.

Client will furnish to LSCG certain material, non-public information concerning Client. As a condition of receiving such information, LSCG agrees to treat any such information concerning Client, which is furnished to LSCG by or on behalf of Client (herein collectively referred to as the “Information”) in accordance with the provisions of this agreement. The term “Information” does not include Information which (a) was or becomes generally available to the public other than as a result of a disclosure by LSCG or its directors, officers, employees, agents or advisors, (b) was available prior to its disclosure to LSCG by Client or its representatives, (c) becomes available on a non-confidential basis from a source other than Client or its representatives, provided that such source is not known by LSCG to be subject to another confidentiality agreement with or another obligation of secrecy to Client or another party, or (d) is independently developed by LSCG.

LSCG hereby agrees that the Information will be kept confidential by LSCG for a period of one year following the receipt of such information and will not be disclosed to any outside party except as so directed by Client.

23824 Sanctuary Lakes Court | Bonita Springs FLA 34134 USA

516.286.6888 (mobile)
ssolano@lscginc.net

If LSCG is requested or required (by oral questions, interrogatories, requests for Information or documents, subpoena, Civil Investigative Demand or similar process) to disclose any Information supplied to LSCG in the course of dealings with Client, it is agreed that LSCG will provide Client with prompt notice of such request or requirement so that Client may seek an appropriate protective order and/or waive compliance with the provisions of this Agreement.

It is further agreed that if, in the absence of a protective order or the receipt of a waiver hereunder, LSCG is nonetheless, in the opinion of our counsel, required to disclose Information concerning Client to any tribunal or else stand liable for contempt or suffer other censure, penalty or other liability, LSCG may disclose such Information to such tribunal without liability hereunder. The provisions of this paragraph shall survive the expiration or termination of this Agreement.

6.

Client hereby acknowledges that LSCG shall rely upon the accuracy of all Information provided by Client to LSCG. Client assumes full and complete responsibility and liability for the financial and other Information furnished to LSCG for its use on behalf of Client hereunder and Client shall indemnify and hold harmless LSCG from and against any demands, claims, damages, or liability relating thereto. Client shall pay LSCG any amounts payable by LSCG in settlement of any claims or in satisfaction of any judgments resulting from LSCG’s use of any financial or other Information furnished by Client in connection with the services rendered by LSCG hereunder, together with all costs and expenses incurred in connection therewith, including without limitation, reasonable attorneys’ fees and costs of litigation. Without limiting the foregoing, Client shall reimburse LSCG for all costs and expenses, including reasonable attorneys’ fees incurred in responding to any subpoena or other court process in any action or proceeding or investigation in which Client or its affiliates are a party or are otherwise involved. Such indemnities do not apply to claims resulting from the negligence or wilful misconduct of LSCG. The provisions of this paragraph shall survive the expiration or termination of this Agreement.

7.

Client agrees that during the term of this Agreement (including the Initial Term as it may be extended) and for a period of one (1) year thereafter, Client will not employ, retain or attempt to employ or retain or assist anyone else to employ or retain (whether as an employee, consultant or in any other capacity) any LSCG employees that have worked or otherwise been associated with Client’s account, nor will Client, during the term (including the Initial Term as it may be extended) nor for one (1) year thereafter, retain the employee’s new employer. The provisions of this paragraph shall survive the expiration or termination of this Agreement. The obligations of Client set forth in this paragraph are material terms of this Agreement, and in the event of any the breach or threatened breach of any such obligations by Client, whether directly or indirectly, LSCG may enforce these obligations by obtaining immediate injunctive relief before any court having jurisdiction, in addition to such other rights and remedies as LSCG may have. The Client hereby agrees to pay LSCG liquidated damages of three (3) times the annual compensation for the 12-month period immediately prior to such person’s termination of employment with LSCG for any LSCG employee to which Client either offers employment (whether as an employee or a contractor) or directly or indirectly influences others to offer employment (whether as an employee or a contractor) without the prior written consent of LSCG.

23824 Sanctuary Lakes Court | Bonita Springs FLA 34134 USA

516.286.6888 (mobile)
ssolano@lscginc.net

8.

This Agreement constitutes the entire understanding and Agreement between the parties with respect to the subject matter covered herein and all prior or contemporaneous understandings, negotiations and agreements are herein merged.

9.

The Agreement may not be altered, extended, or modified nor any of its provisions waived, except by a document in writing signed by the party against whom such alteration, modification, extension or waiver is sought to be enforced.

10.

A waiver by either party of any breach, act or omission of the other party is not to be deemed a waiver of any subsequent similar breach, act or omission.

11.

The terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of each of us and our respective successors and assigns.

12.

This Agreement shall be governed by the laws of the State of Florida, without giving effect to the choice of law provisions thereof. As to any dispute arising out of Paragraph 3, 4 or 5 it shall be subject to binding arbitration before the American Arbitration Association, Lee County, before a single arbitrator whose decision will be final and binding. For all other terms of this agreement each party hereby agrees to jurisdiction and venue in the State or Federal courts in Lee County, Florida. To facilitate judicial resolution and save time and expense, LSCG and the Client irrevocably and unconditionally agree to waive a trial by jury in any action, proceeding or counterclaim arising out of or relating to this Agreement or the services provided hereunder. Client hereby waives personal service of process in any action or proceeding arising hereunder and Client agrees that such process shall be deemed properly and adequately served if sent to our address set forth in this Agreement, by certified or registered mail, return receipt requested.

13.

LSCG shall not be liable for any special, incidental, indirect, punitive or consequential damage or for the loss of profit, revenue, or data arising out of the subject matter of this Agreement. Without limiting the foregoing, LSCG will not be liable for any damages exceeding LSCG’s fees charged to Client under Paragraph 3 of this Agreement for the twelve (12) months preceding the first alleged LSCG action (or failure to act) resulting in any such LSCG liability for damages.

14.

This Agreement may be executed in counterparts. Facsimile copies are as effective as the original.

15.

All notices, requests, demands, or other communications under this Agreement shall be in writing, notice shall be sufficiently given for all purposes as follows:

Personal delivery. When personally delivered to the recipient, notice is effective on delivery.

Certified mail. When mailed certified mail, return receipt requested, notice is effective on receipt, if delivery is confirmed by return receipt.

23824 Sanctuary Lakes Court | Bonita Springs FLA 34134 USA

516.286.6888 (mobile)
ssolano@lscginc.net

Overnight delivery. When delivered by overnight delivery Federal Express/Airborne/United Parcel Service/DHL Worldwide Express, charges prepaid or charged to the sender’s account, notice is effective on delivery, if delivery is confirmed by the delivery service.

Facsimile transmission. When sent by telex or fax to the last telex or fax number of the recipient known to the party giving notice, notice is effective on receipt, provided that: (a) a duplicate copy of the notice is promptly given by first-class or certified mail or by overnight delivery, or (b) the receiving party delivers a written confirmation of receipt. Any notice given by telex or fax shall be deemed received on the next business day if it is received after 5:00 p.m. (recipient’s time) or on a non-business day.

Addresses for purpose of giving notice are as follows:

To LSCG: To Client:	Mr. Steve Solano LSCG, Inc. 23824 Sanctuary Lakes Court Bonita Springs, FL 34134 Mr. Dan Lew Vice President DSS AmericaFirst Funds 275 Wiregrass Parkway West Henrietta, NY 14586

16.

If a court or an arbitrator of competent jurisdiction holds any provision of this Agreement to be illegal, unenforceable, or invalid, in whole or in part for any reason, the validity and enforceability of the remaining provisions, or portions of them, will not be affected, unless an essential purpose of this Agreement would be defeated by the loss of the illegal, unenforceable, or invalid provision.

If the foregoing correctly sets forth the terms and conditions of our Agreement, please have the enclosed copy of this letter signed by a duly authorized officer beneath the words “Agreed to and Accepted” and return same to us.

Agreed to and Accepted:

Date: _September 27, 2024

Date October 23, 2024

23824 Sanctuary Lakes Court | Bonita Springs FLA 34134 USA

516.286.6888 (mobile)
ssolano@lscginc.net

Sincerely,

Steve Solano LSCG, Inc.

By:

Steve Solano

Regulatory Compliance Consultant

DSS AmericaFirst Funds

LSCG, Inc.

By

Daniel Lew Vice President